VF 3-5-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011234

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH DC 153 SECTION

SEC FILE NUMBER
8-34084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

M&I Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 North Water Street
(No. and Street)

Milwaukee	**Wisconsin**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Vice President — **(414) 765-8195**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

411 East Wisconsin Avenue	**Milwaukee**	**Wisconsin**	**53202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BP 3/13

OATH OR AFFIRMATION

I, William J. Crain, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&I Brokerage Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

CARRIE HANDLER NOTARY STATE OF WISCONSIN

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Supplemental Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&I BROKERAGE SERVICES, INC.
(SEC I.D. 8-34084)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control Structure

Deloitte & Touche LLP
411 E.Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
M&I Brokerage Services, Inc.:

We have audited the following financial statements of M&I Brokerage Services, Inc., (the "Corporation"), a Wisconsin corporation and a wholly owned subsidiary of Marshall & Ilsley Corporation for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&I Brokerage Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of M&I Brokerage Services, Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. These schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 31, 2003

M&I BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:	
Cash and cash equivalents	$ 4,821,285
Receivable from clearing organization	45,987
Prepaid expenses	114,648
Other receivables	617,199
Client information system	582,457
Equipment, net	363,665
Other assets	646,081
TOTAL ASSETS	$ 7,191,322
LIABILITIES AND STOCKHOLDERS' EQUITY:	
Accounts payable and accrued expenses	$ 1,161,232
Accounts payable to affiliates	667,509
Other	1,696
Total liabilities	1,830,437
Common stock	2,500
Additional paid-in capital	4,644,471
Retained earnings	713,914
Total stockholders' equity	5,360,885
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,191,322

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Sale of investment company shares	$12,912,841
Commission income	1,707,510
Insurance program management fee income	2,781,613
Interest	92,465
Other	2,520,065
Total revenue	20,014,494
EXPENSES:	
Salaries and benefits	3,446,180
Clearance	468,363
Communications	151,674
Occupancy and equipment	395,069
Promotional	68,609
Referral charges	8,294,238
Other	1,309,758
Total expenses	14,133,891
INCOME BEFORE PROVISION FOR TAXES	5,880,603
PROVISION FOR TAXES	2,373,726
NET INCOME	$ 3,506,877

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2001	$2,500	$4,616,406	$ 3,957,037	$ 8,575,943
Net income			3,506,877	3,506,877
Tax benefit of stock options		28,065		28,065
Dividends paid to parent			(6,750,000)	(6,750,000)
BALANCE, DECEMBER 31, 2002	$2,500	$4,644,471	$ 713,914	$ 5,360,885

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES:	
Net income	$ 3,506,877
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	287,085
Deferred taxes	(59,097)
Increase in accounts receivable and other assets	(519,216)
Decrease in accounts payable and accrued liabilities	(130,068)
Tax benefit of stock options	28,065
Net cash provided by operating activities	3,113,646
INVESTING ACTIVITIES -	
Purchase of equipment	(172,782)
Net cash used in investing activities	(172,782)
FINANCING ACTIVITIES -	
Dividends paid to parent	(6,750,000)
Net cash used in financing activities	(6,750,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,809,136)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,630,421
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 4,821,285
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Interest paid during year	$ 4,178
Income taxes paid during year	2,375,000

See notes to financial statements.

M&I BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - M&I Brokerage Services, Inc. (the "Corporation") is a wholly-owned subsidiary of Marshall & Ilsley Corporation ("M&I"). The Corporation is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Corporation offers and sells unit investment trusts (UIT's) and mutual funds for its customers which are cleared through another firm on a fully-disclosed basis. Also, the Corporation acts as an introducing brokerage firm in the offer and sale of equity and debt securities.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash equivalents include investments in money market mutual funds. Specifically $4,539,168 of the total cash and cash equivalent balance is invested in Federated Money Market Mutual Fund and $282,117 is invested in an M&I demand deposit account.

Securities Transactions - The Corporation buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement date basis which is not materially different from a trade date basis.

Equipment - Equipment is recorded at cost and depreciated on the straight-line method over periods ranging from 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for equipment was $168,562 in 2002 and accumulated depreciation expense at December 31, 2002 was $841,372.

Goodwill and Other Intangibles - Goodwill is not amortized but is assessed for impairment in accordance with Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangibles* ("SFAS 142"). The Corporation has performed the required impairment tests under SFAS 142 and based on such tests no impairment was identified. Goodwill, net of amortization as of January 1, 2002 was $114,944, which is included in Other Assets.

Federal Income Taxes - The Corporation is included in the consolidated Federal income tax return of M&I. M&I charges or credits the Corporation for its share of its consolidated income tax liability attributable to the Corporation's taxable income or loss as if the Corporation filed a separate income tax return. Net deferred assets are classified in Other Assets.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2. TRANSACTIONS WITH RELATED PARTIES

In 2002, the Corporation recorded the following transactions with M&I or M&I affiliates:

	Revenue (Expense)
Insurance program management fee income	$ 2,781,613
Sale of investment company shares	1,240,414
Managed asset allocation portfolio commissions	1,525,093
Non-bank service fees	393,224
Referral commissions	369,440
Occupancy and equipment	(43,900)
Referral charges	(8,074,555)
Salaries and benefits	(189,535)
Communications	(85,990)
Data processing service fees	(5,759)
Bank service charges	(174,202)
Management services fees	(553,575)

Sale of investment company shares, managed asset allocation portfolio commissions, non-bank service fees, and referral commissions are included as Other Revenue on the Statement of Income. Data processing service fees, bank service charges, and management service fees are included as Other Expenses on the Statement of Income. These transactions may not be reflective of those between unrelated parties.

3. NET CAPITAL AND OTHER REQUIREMENTS

As a registered broker-dealer, the Corporation is subject to the requirements of Rule 15c3-1 (the "net capital" rule) of the Securities and Exchange Commission which requires aggregate indebtedness, as defined, not to exceed fifteen times net capital (15.0 to 1.0). As of December 31, 2002, the Corporation's ratio of aggregate indebtedness to net capital was 1.6 to 1; and net capital, as defined, was $2,993,334, which was in excess of the required net capital of $250,000.

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, the customer protection rule, under subparagraph (k)(2)(ii).

4. INCOME TAXES

The provision for income taxes was $2,373,726. The difference between the Corporation's effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to state income taxes, net of federal benefit.

The current and deferred portions of the provision for income taxes are:

Current:	
Federal	$1,952,892
State	479,931
	2,432,823
Deferred:	
Federal	(47,496)
State	(11,601)
	(59,097)
Total provision for taxes	$2,373,726

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2002, are as follows:

Deferred tax assets:	
Accrued post retirement benefits	$ 44,750
Reserves	34,756
Depreciation	18,920
Deferred compensation	77,734
Other	7,204
Total deferred tax assets	183,364
Deferred tax liabilities - State taxes	11,587
Net deferred tax assets	$171,777

5. EMPLOYEE RETIREMENT AND HEALTH PLANS

M&I sponsors a defined contribution plan that consists of a retirement component and an incentive savings component in which the Corporation is a participant, and which covers substantially all of the Corporation's employees. The retirement component provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At M&I's option, an additional profit sharing amount may also be contributed to the retirement component and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings component, employee contributions, up to 6% of eligible compensation, are matched up to 50% by M&I based on M&I's return on equity as defined by the plan. Total expense of the Corporation relating to this plan was $265,045 in 2002.

The Corporation is a member of the M&I health benefit plan. The consolidated M&I accumulated postretirement benefit obligation as of December 31, 2002 totaled $73,273,200. The 2002 net periodic postretirement benefit income was $684 representing the Corporation's portion of the overall M&I consolidated 2002 postretirement expense of $6,446,789. Currently, the Corporation's workforce and retiree composition is the reason that the Corporation has recognized postretirement income as compared to overall postretirement expense for the M&I consolidated entity.

The postretirement benefit obligation and annual expense is allocated to the Corporation based upon the average claim experience for the consolidated M&I health plan and the demographics of the subsidiaries' employees and retirees. The assumed health care cost trend for 2003 was 9.0% for pre-age 65 and 12.0% for post-age 65 retirees. The rate was assumed to decrease gradually to 5.5% for pre-age 65 and 6.5% for post-age 65 retirees in 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would increase the December 31, 2002 consolidated M&I accumulated obligation by approximately $9,827,729 and the 2002 consolidated M&I postretirement expense by $972,251.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25%.

* * * * * *

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors of
M&I Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of M&I Brokerage Services, Inc., (the "Corporation"), a Wisconsin Corporation and wholly owned subsidiary of Marshall & Ilsley Corporation for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customers' securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation

of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

January 31, 2003

Schedule I

M&I BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Total equity		$ 5,360,885
Nonallowable equity		-
Total equity qualified for net capital		5,360,885
Allowable subordinated liabilities		-
Total capital and allowable subordinated liabilities		5,360,885
Nonallowable assets:		
Trailer fees receivable	569,917	
Receivables from affiliates	359,360	
Equipment, net	363,665	
Other nonallowable assets	983,826	
		2,276,768
Net capital before securities haircuts		3,084,117
Haircuts on securities		(90,783)
NET CAPITAL		$ 2,993,334
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS)		$ 122,029
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		$ 250,000
NET CAPITAL REQUIREMENT		$ 250,000
EXCESS NET CAPITAL		$ 2,743,334
EXCESS NET CAPITAL AT 1,000%		$ 2,810,290
TOTAL AGGREGATE INDEBTEDNESS		$ 1,830,437
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		61 %

Note: The information in this Schedule I is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by the Corporation as of December 31, 2002.

M&I BROKERAGE SERVICES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2002

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through Pershing, a division of Donaldson, Lufkin & Jenrette.

Note: The information in this Schedule II is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by the Corporation as of December 31, 2002.